ROYAL BANK OF CANADA ANNOUNCES
COMMON SHARE OFFERING

TORONTO, December 8, 2008 - Royal Bank of Canada (RY on TSX and NYSE) today announced it has entered into an underwriting agreement with a syndicate of underwriters for the sale of 56,750,000 common shares at $35.25 per share for total gross proceeds of $2.0 billion. The offering is expected to close on December 22, 2008.

The bank has also granted to the underwriters an over-allotment option to purchase, on the same terms, up to a further 8,512,500 common shares. The option is exercisable, in whole or in part, up to 30 days after the closing. The maximum gross proceeds raised under the offering will be $2.3 billion if the option is exercised in full.

The purpose of the issue is to further supplement the bank's capital position and provide flexibility to continue to invest in our existing businesses where we are able to generate attractive returns. The issue will qualify as Tier 1 capital and net proceeds will be used for general business purposes.

As announced on December 5, 2008, the bank's Tier 1 capital ratio was 9% as of October 31, 2008. Earlier this fiscal quarter, we issued $525 million of Series AL and Series AN Preferred Shares. On a pro forma basis, adjusting for the issue of Series AL and Series AN Preferred Shares and this issue of common shares, the bank expects its Tier 1 capital ratio will be approximately 9.9%, or 10.1% if the over-allotment option is exercised in full.

The common shares will be issued by way of short form prospectus to be filed with securities regulatory authorities in each province and territory of Canada.

The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the U.S. securities Act. The press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

For further information, please contact:

Investor contact:
Marcia Moffat, VP & Head, Investor Relations, (416) 955-7803, marcia.moffat@rbc.com

Media contact:
Katherine Gay, VP & Head, Corporate Communications, (416) 974-6286, katherine.gay@rbc.com

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Caution Regarding Forward-Looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this news release, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our expected Tier 1 capital ratio, our medium-term objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. The forward-looking information contained in this news release is presented for the purpose of assisting our securityholders and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "believe", "expect", "forecast", "anticipate", "intend", "estimate", "goal", "plan" and "project" and similar expressions of future or conditional verbs such as "will", "may", "should", "could", or "would".

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in our 2008 Management's Discussion and Analysis; the impact of the market environment, including the impact of the continuing volatility in the financial markets and lack of liquidity in credit markets, and our ability to effectively manage our liquidity and our capital ratios and implement effective risk management procedures; general business and economic conditions in Canada, the United States and other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management, Overview of other risks and Additional factors that may affect future results sections of our 2008 Annual Report.